SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of April 2002

Acambis plc
(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F [X]	Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes [ ]	No [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ).

Enclosure:

Notification of interests of directors and connected persons – 26 April
Notification of interests of directors and connected persons – 23 April
Director shareholding – 22 April
Director shareholding – 3 April

Director shareholding – 3 April

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company Acambis plc

2)	Name of director Mr Michael Lytton

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest
As above

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) As above

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary Purchase of shares

7)	Number of shares/amount of stock acquired 2,700

8)	Percentage of issued class 0.003%

9)	Number of shares/amount of stock disposed N/A

10)	Percentage of issued class N/A

11)	Class of security Ordinary shares of 10p each

12)	Price per share £3.25

13)	Date of transaction 2 April 2002

14)	Date company informed 2 April 2002

15)	Total holding following this notification 8,120

16)	Total percentage holding of issued class following this notification 0.01%

If a director has been granted options by the company please complete the following boxes

17)	Date of grant

18)	Period during which or date on which exercisable

19)	Total amount paid (if any) for grant of the option

20)	Description of shares or debentures involved: class, number

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22)	Total number of shares or debentures over which options held following this notification

23)	Any additional information N/A

24)	Name of contact and telephone number for queries Elizabeth Brown 01223 275300

25)	Name company official responsible for making this notification Elizabeth Brown

Director shareholding – 22 April

Announcement Body Information:
Acambis plc (“Acambis” or “the Company”)

Under the rules of the Acambis Share Incentive Plan (“the Plan”) introduced in 1998, Directors of the Company can elect to receive up to 50% of their annual bonus in the form of Acambis shares in lieu of cash. Such shares are awarded in the form of nil-cost options, exercisable one year following the award.

In respect of the annual bonuses awarded to the Directors for the year ended 31 December 2001, Gordon Cameron has elected to receive approximately 34% of his bonus in the form of Acambis shares. This resulted in an award of 10,000 nil-cost options being made on
19 April 2002.

Notification of interests of directors and connected persons – 23 April

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company Acambis plc

2)	Name of director Dr John Brown

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest
As above

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) As above

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Grant of options under “The Acambis Share Incentive Plan”

7)	Number of shares/amount of stock acquired N/A

8)	Percentage of issued class N/A

9)	Number of shares/amount of stock disposed N/A

10)	Percentage of issued class N/A

11)	Class of security N/A

12)	Price per share N/A

13)	Date of transaction N/A

14)	Date company informed N/A

15)	Total holding following this notification N/A

16)	Total percentage holding of issued class following this notification N/A

If a director has been granted options by the company please complete the following boxes

17)	Date of grant 22 April 2002

18)	Period during which or date on which exercisable 22 April 2005 – 21 October 2005

19)	Total amount paid (if any) for grant of the option Nil

20)	Description of shares or debentures involved: class, number 83,112 ordinary shares of 10p each

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise Nominal £1.00

22)	Total number of shares or debentures over which options held following this notification 1,279,597 ordinary shares of 10p each

23)	Any additional information N/A

24)	Name of contact and telephone number for queries Elizabeth Brown

25)	Name company official responsible for making this notification Elizabeth Brown

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company Acambis plc

2)	Name of director Gordon Cameron

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest
As above

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) As above

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Grant of options under “The Acambis Share Incentive Plan”

7)	Number of shares/amount of stock acquired N/A

8)	Percentage of issued class N/A

9)	Number of shares/amount of stock disposed N/A

10)	Percentage of issued class N/A

11)	Class of security N/A

12)	Price per share N/A

13)	Date of transaction N/A

14)	Date company informed N/A

15)	Total holding following this notification N/A

16)	Total percentage holding of issued class following this notification N/A

If a director has been granted options by the company please complete the following boxes

17)	Date of grant 22 April 2002

18)	Period during which or date on which exercisable 22 April 2005 – 21 October 2005

19)	Total amount paid (if any) for grant of the option Nil

20)	Description of shares or debentures involved: class, number 59,366 ordinary shares of 10p each

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise Nominal £1.00

22)	Total number of shares or debentures over which options held following this notification 1,012,974 ordinary shares of 10p each

23)	Any additional information N/A

24)	Name of contact and telephone number for queries Elizabeth Brown

25)	Name company official responsible for making this notification Elizabeth Brown

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company Acambis plc

2)	Name of director Nicolas Higgins

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest
As above

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) As above

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Grant of options under “The Acambis Share Incentive Plan”

7)	Number of shares/amount of stock acquired N/A

8)	Percentage of issued class N/A

9)	Number of shares/amount of stock disposed N/A

10)	Percentage of issued class N/A

11)	Class of security N/A

12)	Price per share N/A

13)	Date of transaction N/A

14)	Date company informed N/A

15)	Total holding following this notification N/A

16)	Total percentage holding of issued class following this notification N/A

If a director has been granted options by the company please complete the following boxes

17)	Date of grant 22 April 2002

18)	Period during which or date on which exercisable 22 April 2005 – 21 October 2005

19)	Total amount paid (if any) for grant of the option Nil

20)	Description of shares or debentures involved: class, number 49,547 ordinary shares of 10p each

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise Nominal £1.00

22)	Total number of shares or debentures over which options held following this notification 817,584 ordinary shares of 10p each

23)	Any additional information N/A

24)	Name of contact and telephone number for queries Elizabeth Brown

25)	Name company official responsible for making this notification Elizabeth Brown

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company Acambis plc

2)	Name of director Thomas Monath

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest
As above

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) As above

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Grant of options under “The Acambis Share Incentive Plan”

7)	Number of shares/amount of stock acquired N/A

8)	Percentage of issued class N/A

9)	Number of shares/amount of stock disposed N/A

10)	Percentage of issued class N/A

11)	Class of security N/A

12)	Price per share N/A

13)	Date of transaction N/A

14)	Date company informed N/A

15)	Total holding following this notification N/A

16)	Total percentage holding of issued class following this notification N/A

If a director has been granted options by the company please complete the following boxes

17)	Date of grant 22 April 2002

18)	Period during which or date on which exercisable 22 April 2005 – 21 October 2005

19)	Total amount paid (if any) for grant of the option Nil

20)	Description of shares or debentures involved: class, number 59,090 ordinary shares of 10p each

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise Nominal £1.00

22)	Total number of shares or debentures over which options held following this notification 390,729 ordinary shares of 10p each

23)	Any additional information N/A

24)	Name of contact and telephone number for queries Elizabeth Brown

25)	Name company official responsible for making this notification Elizabeth Brown

Notification of interests of directors and connected persons – 26 April

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company Acambis plc

2)	Name of director Dr John Brown

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest
As above

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) As above

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Grant of options under “The Acambis 1999 Share Option Plan”

7)	Number of shares/amount of stock acquired N/A

8)	Percentage of issued class N/A

9)	Number of shares/amount of stock disposed N/A

10)	Percentage of issued class N/A

11)	Class of security N/A

12)	Price per share N/A

13)	Date of transaction N/A

14)	Date company informed N/A

15)	Total holding following this notification N/A

16)	Total percentage holding of issued class following this notification N/A

If a director has been granted options by the company please complete the following boxes

17)	Date of grant 26 April 2002

18)	Period during which or date on which exercisable 26 April 2005 – 25 April 2012

19)	Total amount paid (if any) for grant of the option Nil

20)	Description of shares or debentures involved: class, number 42,763 ordinary shares of 10p each

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise 304p per share

22)	Total number of shares or debentures over which options held following this notification 1,322,360 ordinary shares of 10p each

23)	Any additional information N/A

24)	Name of contact and telephone number for queries Elizabeth Brown

25)	Name company official responsible for making this notification Elizabeth Brown

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company
Acambis plc

2)	Name of director
Gordon Cameron

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest
As above

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
As above

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Grant of options under “The Acambis 1999 Share Option Plan"

7)	Number of shares/amount of stock acquired
N/A

8)	Percentage of issued class
N/A

9)	Number of shares/amount of stock disposed
N/A

10)	Percentage of issued class
N/A

11)	Class of security
N/A

12)	Price per share
N/A

13)	Date of transaction
N/A

14)	Date company informed
N/A

15)	Total holding following this notification
N/A

16)	Total percentage holding of issued class following this notification
N/A

If a director has been granted options by the company please complete the following boxes

17)	Date of grant
26 April 2002

18)	Period during which or date on which exercisable
26 April 2005 — 25 April 2012

19)	Total amount paid (if any) for grant of the option
Nil

20)	Description of shares or debentures involved: class, number 30,545 ordinary shares of
10p each

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
304p per share

22)	Total number of shares or debentures over which options held following this notification
1,043,519 ordinary shares of 10p each

23)	Any additional information
N/A

24)	Name of contact and telephone number for queries
Elizabeth Brown

25)	Name company official responsible for making this notification
Elizabeth Brown

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company
Acambis plc

2)	Name of director
Nicolas Higgins

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest
As above

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
As above

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Grant of options under “The Acambis 1999 Share Option Plan"

7)	Number of shares/amount of stock acquired
N/A

8)	Percentage of issued class
N/A

9)	Number of shares/amount of stock disposed
N/A

10)	Percentage of issued class
N/A

11)	Class of security
N/A

12)	Price per share
N/A

13)	Date of transaction
N/A

14)	Date company informed
N/A

15)	Total holding following this notification
N/A

16)	Total percentage holding of issued class following this notification
N/A

If a director has been granted options by the company please complete the following boxes

17)	Date of grant
26 April 2002

18)	Period during which or date on which exercisable
26 April 2005 — 25 April 2012

19)	Total amount paid (if any) for grant of the option
Nil

20)	Description of shares or debentures involved: class, number 25,493 ordinary shares of
10p each

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
304p per share

22)	Total number of shares or debentures over which options held following this notification
843,077 ordinary shares of 10p each

23)	Any additional information
N/A

24)	Name of contact and telephone number for queries
Elizabeth Brown

25)	Name company official responsible for making this notification
Elizabeth Brown

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company
Acambis plc

2)	Name of director
Thomas Monath

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest
As above

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
As above

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Grant of options under “The Acambis 1999 Share Option Plan"

7)	Number of shares/amount of stock acquired
N/A

8)	Percentage of issued class

N/A
9)	Number of shares/amount of stock disposed
N/A

10)	Percentage of issued class
N/A

11)	Class of security
N/A

12)	Price per share
N/A

13)	Date of transaction
N/A

14)	Date company informed
N/A

15)	Total holding following this notification
N/A

16)	Total percentage holding of issued class following this notification
N/A

If a director has been granted options by the company please complete the following boxes

17)	Date of grant
26 April 2002

18)	Period during which or date on which exercisable
26 April 2005 — 25 April 2012

19)	Total amount paid (if any) for grant of the option
Nil

20)	Description of shares or debentures involved: class, number 30,403 ordinary shares of
10p each

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
304p per share

22)	Total number of shares or debentures over which options held following this notification
421,132 ordinary shares of 10p each

23)	Any additional information
N/A

24)	Name of contact and telephone number for queries
Elizabeth Brown

25)	Name company official responsible for making this notification
Elizabeth Brown

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 1 May 2002	ACAMBIS PLC

By: /s/ Lyndsay Wright Name: Lyndsay Wright Title: Director of Communications